Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(504)	$(1,757)	$(2,531)	$356	$164

Add: Total fixed charges (per below)	1,622	1,491	1,458	1,668	1,705

Less: Interest capitalized	29	42	33	20	29

Total earnings (loss)	$1,089	$(308)	$(1,106)	$2,004	$1,840

Fixed charges:
Interest	$666	$596	$625	$793	$842

Portion of rental expense representative of the interest factor	937	859	815	862	848

Amortization of debt expense	19	36	18	13	15

Total fixed charges	$1,622	$1,491	$1,458	$1,668	$1,705

Ratio of earnings to fixed charges	—	—	—	1.20	1.08

Coverage deficiency	$533	$1,799	$2,564	$—	$—

(a)	Includes interest, as shown on our statement of operations, plus capitalized interest

(b)	One-third of all rental expense is deemed to be interest